UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For November 12, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

New Increased Term Loan and Extension of Loan Covenant Waivers
     FreeSeas Inc. (the “Company”) has reached an agreement for a new secured seven-year term loan of up to $27.75 million from First Business Bank S.A. of Greece (“FBB”). This new loan refinances the Company’s existing $21.75 million loan secured by the M/V Free Impala and provides the Company with up to $6.0 million of additional liquidity. The new loan will also be secured by the M/V Free Neptune, a Handysize vessel the Company purchased in July 2009 for approximately $11 million. The Company intends to use the proceeds from the financing to explore potential vessel additions and for general working capital purposes. Under the terms of the new loan, the Company’s expected payments would decrease by approximately $1.0 million in the aggregate over the next 12 months. In addition, FBB has agreed to reduce the market-value-to-loan covenant to 100% through June 30, 2010, which then increases to 115% from July 1, 2010 through June 30, 2011 and to 125% from July 1, 2011 through maturity.
     In addition, Credit Suisse has agreed to reduce the market-value-to-loan covenant on its revolving credit facility with the Company to 115% from April 1, 2010 until April 1, 2011.
     As a consequence of the new secured term loan with FBB and the amended agreement with Credit Suisse, the Company expects that the current portion of its total debt will be reduced from approximately $32 million as of June 30, 2009 to approximately $17 million as of September 30, 2009.

     This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: November 12, 2009

By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

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